UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	English translation of letter to the Argentine National Securities Commission dated December 16, 2013 regarding “Deduction and Distribution of the “Voluntary Reserve for the Future Distribution of Dividends””

2.	Press release dated December 16, 2013 entitle “Nortel Inversora S.A. announces the payment of dividends corresponding to fiscal year ended December 31, 2012”

NORTEL INVERSORA S.A.	ITEM 1

Buenos Aires, December 16, 2013

Mr. President of the

Comisión Nacional de Valores (“CNV” or National Securities Commission)

Lic. Alejandro Vanoli

S.                    /                     D

Dear Sir:

Re: Deduction and Distribution of the “Voluntary Reserve for the Future

Distribution of Dividends” created by resolutions passed by the Annual and Extraordinary

General Stockholders’ Meetings held on April 27, 2012 and April 26, 2013.

As Officer in Charge of Market Relations of Nortel Inversora S.A. (“Nortel” or the “Company”), I hereby notify you that on the date hereof, Nortel’s Board decided to deduct an amount from the “Voluntary Reserve for the Future Distribution of Dividends” created by resolutions of the Annual and Extraordinary General Stockholders’ Meetings held on April 27, 2012 and April 26, 2013.

The “Voluntary Reserve for the Future Distribution of Dividends” amounted to AR$ 4,824,451,726, and from that aggregate amount the Board has resolved to deduct and distribute as cash dividends an amount of AR$ 464,300,000, as a result of which the above mentioned Reserve has been reduced to AR$ 4,360,151,726.

In addition, the Company’s Board resolved that the cash dividends be made available to the shareholders as of December 27, 2013, or any following date pursuant to applicable law at the jurisdictions where Nortel’s shares are listed. The following amounts are therefore due:

a)	to the Class B preferred shares, pursuant to the terms of issuance of such shares and applicable imperative laws, an aggregate dividend of AR$ 227,317,630.6020, which amounts to AR$ 154.58999466 for each Class B share, representing 1,545.89994663% of its par value (AR$10) and AR$ 7.72949973 for each ADR, and

b)	to the shares of common stock, an aggregate dividend of AR$236,982,369.3980, which amounts to AR$ 44.45864652 for each share of common stock, representing 444.58646518% of its par value (AR$10).

The Company will publish the corresponding payment notice in the Financial Information Highway (“AIF”), within the period provided by Section 40 of Chapter III of Title II of the Rules of the Comisión Nacional de Valores (NT 2013).

The Company’s Board resolved the deduction from the Reserve and the distribution of dividends pursuant to the powers granted by the Stockholders’ Meetings to approve the timing and amounts to be deducted and subsequently distributed from the “Voluntary Reserve for the Future Distribution of Dividends”.

Without further ado, I take this opportunity to greet you sincerely.

María de los Angeles Blanco Salgado

Officer in Charge of Market Relations

Item 2

NORTEL INVERSORA S.A. Announces the payment of dividends corresponding to fiscal year ended December 31, 2012

BUENOS AIRES, Argentina, Dec. 16, 2013 /PRNewswire/ — Nortel Inversora S.A. (“Nortel” or the “Company”) (NYSE: NTL) holding company of Telecom Argentina S.A., announces that during its meeting held on December 16, the Board decided to deduct an amount from the “Voluntary Reserve for the Future Distribution of Dividends” pursuant to the powers granted by the Annual and Extraordinary General Stockholders’ Meetings held on April 27, 2012 and April 26, 2013. The Board has resolved to deduct and distribute as cash dividends an amount of AR$464,300,000. Payment of such dividends will begin on December 27, 2013, or any following date pursuant to applicable law at the jurisdictions where Nortel’s shares are listed.

The following amounts will be distributed:

a) to the Class B preferred shares, pursuant to the terms of issuance of such shares and applicable imperative laws, an aggregate dividend of AR$ 227,317,630.6020, which amounts to AR$ 154.58999466 for each Class B share, representing 1,545.89994663% of its par value (AR$10) and AR$ 7.72949973 for each ADR; and

b) to the shares of common stock, an aggregate dividend of AR$236,982,369.3980, which amounts to AR$ 44.45864652 for each share of common stock, representing 444.58646518% of its par value (AR$10).

For stockholders, Record Date is December 26, 2013 and Payment Date is as from December 27, 2013.

For holders of American Depositary Receipts (ADRs), the Record Date is also December 26, 2013 and Payment Date is as from December 27, 2013. For such holders, payment will be made through JPMorgan Chase Bank N.A., Depositary under the ADRs program.

Please note that Nortel will deduct from the dividend –when applicable– the amounts paid by Nortel to the Argentine tax authorities as tax on personal property (under unnumbered Section after Section 25 of Argentine Law No. 23,966, as amended) levied and assessed on Nortel’s shares for fiscal year 2013, pro rata all applicable shareholders, except when such shareholders show: (i) that they have deposited the corresponding tax in Nortel’s account; or (ii) that they hold no shares of Nortel as of December 31, 2012.

In addition and if applicable, Nortel will withhold 10% of the cash dividend as Income Tax pursuant to Section 90, last paragraph, of Law 20,628, as amended, incorporated by Law 26,893.

With respect to Class B preferred shares and holders of ADRs, taking into account the time needed to determine which shareholders owe such tax, payment of the dividends to those shareholders will be made within ten days of the date on which they are made available, pursuant to Section 90 of the Listing Rules of the Buenos Aires Stock Exchange.

CONTACT: Maria Blanco Salgado, Officer in Charge of Market Relations, +5411-49683631

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: December 16, 2013	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations